INVESTOR DISCLOSURE PACKET

The Parlor Federal Historic Investor, LLC
as Issuer

in partnership with: Parlor HTC Manager, LLC as Manager

SPONSOR SIGN-OFF

I HAVE CAREFULLY REVIEWED THE ATTACHED FORM C AND DISCLOSURE PACKET AND HEREBY CONFIRM THAT THEY (I) ACCURATELY REFLECT ALL OF THE INFORMATION REQUIRED BY 17 CFR §227.201, (II) ACCURATELY REFLECT ALL OF THE INFORMATION WE GAVE TO COMMON OWNER CF, (III) DO NOT INCLUDE ANY UNTRUE STATEMENTS OF FACT, AND (IV) DO NOT OMIT ANY FACT NECESSARY TO MAKE THE STATEMENTS MADE NOT MISLEADING.

ISSUER REPRESENTATIVE:

DocuSigned by:

D4B32A0AF10D47B...

Signature

 William B. Bradshaw II

Print Name

Manager of RF TCI Manager, LLC, Member-Manager of Parlor HTC Manager, LLC, the Manager of the Company

Title

 8/14/2023

Date

INVESTOR DISCLOSURE PACKET

The Parlor Federal Historic Investor, LLC

(a Delaware Limited Liability Company)

(referred to herein as the "Company")

**In Collaboration with Parlor HTC Manager, LLC (a Delaware Limited Liability Company, its manager)
and RF TCI Manager, LLC (a Delaware Limited Liability Company, its member-manager)**

$300,000 minimum and $425,000 maximum

Limited liability company membership interests ("Units") in Parlor Federal Historic Investor, LLC

Purchase price: $2,500 / Unit

An "up to" 94% owner of 19 and One Half, LLC,

a Maryland limited liability company

The Parlor Federal Historic Investor, LLC

c/o Parlor HTC Manager, LLC

4528 Freret Street, Suite A203

New Orleans, LA 70115

8/14/2023

TABLE OF CONTENTS

FORM C
Required Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

Defined terms (indicated with initial capitalized letters) that are not specifically defined in this Investor Disclosure Packet, shall have the meanings ascribed to those terms in the limited liability company agreement of the Company or Amended & Restated Operating Agreement of 19 and One Half, LLC (the "Project Entity"), as applicable.

§227.201(a) – Basic Information About the Company

Name of Company	Parlor Federal Historic Investor, LLC (the "Company")
State of Organization	Delaware
Date Company Was Formed	May 18, 2023
Kind of Entity (Check One)	_____ Corporation ____X__ Limited liability company _____ Limited Partnership _____ Not-for-profit Corporation
Street Address	c/o Parlor HTC Manager, LLC 4528 Freret Street, Suite A203 New Orleans, LA 70115
Website Address	https://commonowner.com/project/the-parlor-baltimore

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

Name of SPV	
State of Organization	
Date Company Was Formed	
Kind of Entity	_____ Corporation _____ Limited liability company _____ Limited Partnership _____ Not-for-profit Corporation
Street Address	
Website Address	

§227.201(b) – Directors and Officers of the Company

Person #1

Name	William B. Bradshaw II	
All positions with the Company and How Long for Each Position	Manager of RF TCI Manager, LLC (a member of Parlor HTC Manager, LLC, Manager of Parlor Federal Historic Investor, LLC)	How Long: Since formation RF TCI Manager, LLC (December 2022) and Parlor Federal Historic Investor LLC (May 2023). Parlor FHTC Manager, LLC in August 2023.

Principal Occupation During Last Three Years	CEO of Reimagine Development Partners, LLC (October 2020 – present)	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Tulane University – Adjunct Faculty, Visiting Associate Professor of Real Estate, and Professor of Practice Green Coast Enterprises, Co-Founder and CEO (until October 2020)	Business: Green Coast Enterprises – Real Estate Development, Tulane University – Undergraduate and Graduate instruction.
Business Experience During Last Three Years (Brief Description, if any)	Will's time is principally spent building a marketplace for historic tax credit leveraged real estate development projects. Those activities are primarily educational in focus.	

Person #2

Name	John Renner	
All positions with the Company and How Long for Each Position	Position: Member of Parlor HTC Manager, LLC	How Long: Since inception (May 2023)
Principal Occupation During Last Three Years	Real Estate Developer (self-employed) at Timshel, LLC	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Timshel, LLC; Cross Street Partners	Business: Real Estate Development

Business Experience During Last Three Years (Brief Description, if any)	Developed real estate on his own account, and for a firm that he worked for.

Person #3

Name	Daniela Rivero-Bryant	
All positions with the Company and How Long for Each Position	Manager of RF TCI Manager, LLC (a member/manager of Parlor HTC Manager, LLC), the Manager of the Company.	How Long: Since formation. RF TCI Manager, LLC (December 2022) and Parlor Federal Historic Investor LLC (May 2023). Parlor FHTC Manager in August 2023.
Principal Occupation During Last Three Years	COO of Reimagine Development Partners, LLC (January 2021 – present)	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_X_ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name: Name: Tulane University School of Architecture, Lecturer of Real Estate Development.	Business: Undergraduate and graduate education, research.
Business Experience During Last Three Years (Brief Description, if any)	Daniela focuses on operational efficiency and works developing, implementing and overseeing systems and procedures for RDP and its affiliates (RF TCI Manager, etc. as listed above) to deploy their tax-advantaged real estate development services.	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."4

- If your Company is a limited partnership, the general partner(s) typically hold the "voting powEer."

Parlor Federal Historic Investor, LLC currently has 1 non-member manager – Parlor HTC Manager, LLC. That entity has two members, John Renner (1%) and RF TCI Manager, LLC (99%). RF TCI Manager, LLC is owned 100% by Reimagine Development Partners, LLC which is owned 50% by William B. Bradshaw II and 50% by Daniela Rivero-Bryant. Management responsibilities of Parlor HTC Manager, LLC are divided based on the tasks the Manager is undertaking. John Renner is responsible for management decisions with respect to the Company in its role as the Manager of Project Entity, subject to certain approval rights of RF TCI Manager, LLC. The balance of management responsibilities of Parlor HTC Manager, LLC are assigned to RF TCI Manager, LLC. As such, the three individuals who have 20% or more of the voting power of Parlor Federal Historic Investor, LLC are John Renner, William B. Bradshaw II, and Daniela Rivero-Bryant.

John Renner's authority, as a manager of Parlor HTC Manager LLC, is limited to actions and decisions that relate to the Project and the Project Entity, but has no authority regarding the Crowdfunding Offering and business and affairs of the Company.

EXPLAIN EXISTING OWNERSHIP OF THE COMPANY

§227.201(d) – The Company's Business and Business Plan

About the Project

The Company has been formed to acquire an up to 94% limited liability company membership interest in 19 and One Half, LLC, a Maryland limited liability company which owns certain real property located in Baltimore, Maryland commonly known as "the Parlor."

The Parlor is a late 19th century townhome located in the Charles North neighborhood and Station North Arts District of Baltimore City, near Baltimore Penn Station and the Maryland Institute College of Art (MICA). The building's main entry faces the 100 block of W. North Avenue, perhaps the most significant east-west arterial in Baltimore City, and a major addition fronts W. 19 ½ Street - Baltimore's legendary Graffiti Alley. The property operated as a funeral parlor from 1914 to 2021, but the previous owner neglected basic maintenance and allowed much of the structure to fall into a state of disrepair. A full renovation is needed to make the building habitable, an effort that will be undertaken as a certified historic rehabilitation project.

At the urging of the Central Baltimore Partnership (CBP), a non-profit organization that focuses on neighborhood revitalization, Timshel acquired the property in mid-2022. CBP identified this property as critical to the ongoing renaissance of Station North and provided Timshel with a $250,000 grant to help with acquisition costs. Timshel and the CBP are collaborating on temporary programing, leasing, and certain aspects of the financing.

Working with the CBP, Charles North Neighborhood Association, and other community partners, goals for the project have been established: Enhance North Avenue, activate Graffiti Alley, and provide creative workspace in the heart of the Station North Arts District. The development program includes artist studios, offices, and a restaurant/bar.

The Parlor is in the geographic center of Baltimore City and within easy walking distance from Motor House, Baltimore Penn Station, MICA, University of Baltimore, Church Bar, Sophomore Coffee, Clavel, Royal Blue, Dutch Courage, Alma Cocina, and much more.

The project team is working towards a summer 2023 finance closing and construction start. In the meantime, the Parlor is hosting a variety of temporary programming including art exhibitions, films, pop-up retailers, and live performances.

About the Team

Developer – Timshel, LLC. Timshel is a real estate advisory and development company created by John Renner in June 2021. John has nearly 20 years of real estate development experience at some of the area's leading companies including The Bozzuto Group and Cross Street Partners (CSP). Since its formation, Timshel has focused exclusively on historic buildings in Central Baltimore, advising Penn Station Partners (PSP) on the Baltimore Penn Station redevelopment and the Central Baltimore Partnership on 405-417 E. Oliver Street ("Area 405"). Prior to forming Timshel, Renner led the real estate development practice at CSP for 10+ years, where he completed major historic preservation projects such as the Hoen Lithograph Building, Lion Brothers Building, and Hebrew Orphans Asylum. Prior to joining CSP, Renner worked on affordable and market-rate housing in the D.C. area, NYC, and Rwanda.

John has a master's degree in City & Regional Planning from the University of California, Berkeley, and a BA in Cultural Anthropology from Bates College. He co-chairs the Urban Land Institute's Revitalization & Reuse Council, sits on the board of directors for Preservation Maryland and Intersection of Change, and graduated from Leadership Maryland class of 2017.

Timshel means "thou mayest" or "freedom to" in Hebrew. The word was popularized in the U.S. by East of Eden, a John Steinbeck novel; it also has longstanding special significance in the Renner family. In the context of his new business, John wants to give clients the "freedom to" focus on what they do best by handing off the intricacies, demands on staff, and steep learning curve of real estate project management to him, while ensuring their vision, finances, and schedules are effectively managed. John is also seeking the "freedom to" choose the projects he works on and deepen his volunteer commitment to various non-profits and neighborhood groups.

Architect – Present Company is a small design firm led by husband and wife team, Megan Elcrat and Phillip Jones. They have substantial experience on historic renovation projects, having completed 10 such deals in their firm. The firm itself was created in 2011, and includes not just an Architecture practice, but they also run a co-working space and community design library in the Old Goucher neighborhood of Baltimore City.

Contractor – TrueBuilt. Baltimore-based TrueBuilt construction is led by Haydon Wyatt. This veteran owned business brings more than a decade of experience, managing over $25 million in projects for commercial, government, and nonprofit clients. His team also leverages its extensive working relationships with more than 1,200 key craftsmen and subcontractors across all trades, allowing us to customize a cost-effective, high-quality team, that's unique to each project. They have extensive experience in historic projects and adaptive re-use, having completed $14.5 million on 7 such projects since their founding.

HTC Manager – RF TCI Manager, LLC is a Reimagine Development Partners affiliate. It's role is to assist in the preparation of this Offering, in collaboration with the project team, and to manage the Historic Tax Credit related compliance issues, principally building completion, delivery of requirements under the National Park Service Part II approval for the site, ensuring the delivery of the Part III by the project team post-completion, ensuring the delivery of Investor K-1s annually during the compliance period, making sure that the project doesn't engage in any action that could cause recapture of the historic tax credits, and general financial and asset management oversight responsibilities. It will be a member-manager of Parlor HTC Manager, LLC, the manager of the Company, and will hold the right to exercise Company put option in 19 and One Half, LLC, at time and under the conditions set forth in the Put Option Agreement between the Company and The Parlor MM, LLC.

§227.201(e) – Number of Employees

The Company currently has 0 employees, and does not intend to have employees. The people who will dedicate time to the business of the company are employed by a Manager of the Company or an affiliate of a Manager of the Company.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are many risks to consider when making an investment like this and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached Exhibit A: Risks of Investing for a more expansive list of potential risks.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

In this offering (the "Offering"), the Company is seeking to raise a maximum of $425,000 (the "Maximum Offering Amount") but we will move forward with the project and use investor funds if we are able to raise at least $300,000 (the "Target Amount"). If we have not raised at least the Target Amount by *October 31, 2023* at 5:00pm EST (the "Target Date" or "Offering Deadline"), we will terminate the Offering and return 100% of the collected subscription proceeds to anyone who has subscribed.

Parlor Federal Historic Investor, LLC reserves the right to reject any subscription for any reason or without any reason whatsoever.

The minimum you may invest in the Offering is $2,500 (1 Unit).

At the discretion of the Manager, the Issuer may conduct a "rolling close," whereby, following meeting or exceeding the Target Amount, escrowed funds from investors may be released to the Company in one or more separate disbursement, provided that each individual investor will have an opportunity to reject such distribution at the time it is proposed. Provided, however, the Manager shall not cause any such disbursement, unless the Manager has determined such disbursements to be sufficient capital to allow the Company to close construction financing. The balance of the Offering (if any) is anticipated to cover any potential overages in the budget or de-leverage the transactions.

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Amount as of the Offering Deadline, no securities will be sold in the Offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(h) – Commitments that Exceed the Target Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this Offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Amount?	___X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$425,000

If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Amount) on a pro-rata basis, so that every Investor who subscribes will be able to participate.
	_____X__ We will accept subscriptions on a first-come, first-served basis.
	_____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

Parlor Federal Historic Investor, LLC will invest substantially all proceeds from this Offering (after fees and expenses) in a majority equity interest in 19 and One Half, LLC by making one or more capital contributions. 19 and One Half, LLC will, in turn, use significantly all the capital contribution proceeds it receives from the Company to pay for construction costs, architectural design and related fees, financing fees, soft costs, and developer fees. If less than the Maximum Offering Amount is raised, then 19 and One Half, LLC will leverage other funding sources to complete the construction of the project.

Use of Money	If we raise the Target Amount	If we raise the Maximum Amount
Construction Costs	$200,000	$284,000
Design and Related Fees	$12,000	$16,500
Accounting	$3,500	$4,250
Financing Fees	$13,500	$20,250
Other Soft Costs	$46,000	$65,000
Developer Fee	$25,000	$35,000
TOTAL	**$300,000**	**$425,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C;
- Review the operating agreements or limited liability company agreements, as applicable, of 19 and One Half, LLC, Parlor HTC Manager, LLC, and Parlor Federal Historic Investor, LLC;
- Review the Development Agreement between 19 and One Half, LLC and Timshel, LLC and RF TCI Manager, LLC;
- Review the Put Option Agreement between The Parlor Federal Historic Investor, LLC and 19 and One Half, LLC.
- If you have any questions about the information presented in this Form C or the other documentation, ask questions of Parlor HTC Manager, LLC;
- If you decide to invest, press the *Invest* button; and
- Follow the instructions

To Cancel Your Investment

Send an email to team@commonowner.com no later than 48 hours before the Target Date. In your email, include your name and the name of the Company. Alternatively, you can cancel your investment from your "Account" page on commonowner.com.

For more information about the investment and cancellation process, see the Educational Materials on our (the Common Owner) website See also the Investment Agreement attached, Exhibit B: Investment Agreement.

Required Statements

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

Common Owner CF will notify Investors when and if the Target Amount has been raised.

If the Company reaches the Target Amount before the Offering Deadline, it may close the Offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment.

If an Investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Investor will receive securities in exchange for his or her investment.

§227.201(k) – Material Changes

Required Statement

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

Maximum Number of Securities to be Offered = 180 units

Price of securities = $2,500 per Unit. This price has been determined by the manager, based on their own goals and strategy for this project.

§227.201(m) – Terms of the Securities

Overview

The securities being sold in this Offering are units of limited liability company membership interests (the "Units") in The Parlor Federal Historic Investor, LLC (the "Company"). The Company will own up to 94% of the limited liability company membership interests in the 19 and One Half, LLC, a Maryland limited liability company (the "Project Entity"), upon successful completion of the Offering. Substantially all of the proceeds of the Offering (after paying for certain expenses of the Offering) will be invested by the Company into the Project Entity and the Company will become the managing member of the Project Entity upon admission. On the expiration of the "Recapture Period" as defined in the Project Entity's Amended and Restated Operating Agreement, the Company's equity interest in the Project Entity will be automatically reduced from the amount set forth above to 10% and Company will have the option for The Parlor MM, LLC, a Maryland limited liability company ("The Parlor MM") (or an affiliate or designee of The Parlor MM) to purchase the Company's equity interest for the lesser of (i) 10% of Company's capital contributions to the Project Entity or (ii) the fair market value of Company's equity interest in the Project Entity (as established by independent appraisal, without accounting for any minority discount) at such time. Any unpaid priority return owed to the Company (see below) will also be paid at such time as the put option may be exercised.

RF TCI Manager, in its member-manager role through Parlor HTC Manager, LLC, will have the right to exercise this put option or not on behalf of Company and its members.

The Company will receive distributions of cash flow from the Project Entity and allocations of profit, loss, and credits in proportion to its ownership interest in the Project Entity, as more specifically set forth in the Project Entity's Amended & Restated Operating Agreement.

The only other member of the Project Entity is The Parlor MM, LLC. The Company, under the Project Entity's Amended & Restated (A&R) Operating Agreement, will be entitled to receive an annual priority return equal to two percent (2%) of the Company's capital contributions to the Project Entity, which will accrue to the following year(s), if unpaid in a specific year.

14

One affiliate (as defined in the Project Entity's Amended & Restated Operating Agreement) of The Parlor MM, LLC, Timshel, LLC (the "Developer") is one of the developers of the Project and will be paid a developer fee by the Company in the amount of $182,000 pursuant to the terms of a Development Agreement between the Project Entity and the Developer. RF TCI Manager, LLC is also expected to be paid a $26,000 developer fee that is detailed under the same Development Agreement. RF TCI Manager, LLC expects to receive its portion of developer fee at the closing of construction financing. A $96,000 portion of the developer fee is expected to be deferred and will be paid from the cash flow of the Project Entity. The priority of payments after all payments of operating expenses and debt, will be any unpaid adjustments due to the Company, the 2% priority return to Company (including accrued but unpaid priority return), the Asset Management Fee due to RF TCI Manager, LLC, any special tax distributions, then the 65% deferred developer fee, then to pay any operating deficit loans, and then additional distributions, if any, to equity holders (including the Company) based on their pro-rata interests in the Project Entity.

An Organizational Chart, depicting the relationship between the Company, Project Entity, The Parlor MM, Parlor HTC Manager, LLC, RF TCI Manager, Rethos (the State Historic Tax Credit Investor) and other entities is attached as <u>Exhibit C: Organizational Chart</u>.

Limited Voting Rights

You will have limited voting rights to vote on (i) certain actions to be taken by the Company as well as (ii) matters that would cause the Company to exercise its rights as a managing member of the Project Entity. In general, these rights are limited to the following items, which are more specifically explained in the Limited Liability Company Agreement of the Company:

I.   Object to exercising the Company's rights under the Put Option Agreement, assuming that Parlor HTC Manager LLC chooses to exercise the Company's put option; and

II.   Remove Parlor HTC Manager LLC as the Manager of the Company, following a "disqualifying event" from certain roles and responsibilities with the Company.

No Right to Transfer

Your Units will be illiquid (meaning you might not be able to sell them) for five reasons:

- The Company Limited Liability Company Agreement generally prohibits the sale or other transfer of Units without the Manager's consent, with some exceptions (such as transfers to immediate family members).

- Even if a transfer were to be approved, the Manager might condition its approval on a sale or other transfer to the satisfaction of one or more conditions, including without limitation a legal opinion that the sale does not violate Regulation Crowdfunding or any other applicable securities laws.

- If you want to sell your Units, the Manager will have a first right of refusal to buy them.

- Even if a sale were permitted, there is no ready market for the Units, as there would be for a publicly-traded stock.

- Any transfer of the Units would have to comply with applicable Federal and state securities laws.

As a result, you should plan to hold your Units indefinitely, with the minimum holding period being not less than 5 years (through the Recapture Period).

Schedule K-1

An IRS Schedule K-1 will be issued to each member of the Company each year, reflecting each member's allocable share of the Company's tax credits, income, profits, gains, expenses and deductions for Federal income tax purposes, and equivalent schedules for state income tax purposes.

Modification of the Limited Liability Company Agreement

The terms of the Company's Limited Liability Company Agreement may be amended or modified by the Manager, except, any amendment having an adverse effect on the Investor Members shall require majority consent of the Investor Members. Unanimous consent of the Investor Members will be required for any amendment deleting or modifying an existing amendment, any amendment requiring additional capital contributions of the Investor Members, or any amendment that would impose personal liability on any Investor Member.

The Project Entity's Amended and Restated Operating Agreement may only be modified in accordance with the requirements set forth in the Project Entity's agreements, which requirements may include the manager's or managing member's discretion, majority consent of the members, or unanimous consent of the members.

The Person(s) Who Control the Company

The Company will be controlled by Parlor HTC Manager, LLC (the "HTC Manager"). The HTC Manager is managed by its members, with certain management rights of the Company under the Amended and Restated Operating Agreement of the Project Entity being assigned to John Renner, as a member of the HTC Manager ("Renner"). In such capacity, Renner will effectively have control and the ability to make certain decisions for the Company with respect to the Project Entity and its completion of the rehabilitation project, with in some cases the consent of RF TCI Manager, LLC (the other member of the HTC Manager) being required. Other decisions, roles, and responsibilities, including those with respect to the Offering and investment process, will be fully assigned to RF TCI Manager, LLC. As a member of the Company, investors will have extremely limited rights to manage or control the Company or the Project Entity.

How the Project Entity's Actions Could Affect You

Actions taken by the Project Entity or the Company could affect you in a number of different ways, including these:
- The Project Entity decides where to purchase new property and how to build it out.
- The Project Entity decides what renovations will be made to the property.
- The Project Entity decides how to advertise the property.
- The Project Entity decides if and when to sell property, and for how much.
- The Project Entity decides whether to rent the property, and for how much.

- The Project Entity decides who to hire and for what compensation.
- Principals of the Project Entity could decide to hire themselves to perform services for the Project Entity and establish rates of compensation higher than fair market value.
- The Project Entity or the Company might decide to raise more capital, whether through equity or debt.

Notwithstanding the foregoing, the Company will not be permitted to take any of the above voluntary actions that would jeopardize its Federal tax credits or cause a recapture event to occur.

§227.201(n) – The Funding Portal

The Company is offering its securities through Common Owner CF LLC, which is a "Funding Portal'' licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-00229 and the Funding Portal Registration Depository (FPRD) number is 309293.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Common Owner CF LLC as follows:

- Onboarding Fee of $2,500 (has already been paid)
- 4% of the total amount of investment in the Offering shall be paid to Common Owner CF LLC as a Success Fee.
  - The first 2% of the success fee shall be payable to Common Owner CF LLC in cash upon completion of the Offering.
  - The remaining 2% of the success fee shall be held in the form of Units in the Company on the exact same terms as the investors in the Offering.

Common Owner CF LLC owns no interest in the Project Entity or the Company, directly or indirectly, and (except to the limited extent of the success fee set forth above) will not acquire an interest as part of the Offering, nor is there any arrangement for Common Owner CF LLC to acquire an interest.

19 and One Half, LLC acquired the site and completed some of the initial due diligence of the project using a pre-development loan described in the next section. That pre-development loan is secured by the site itself, and is expected to be fully paid off by the construction closing and the closing of this Offering.

§227.201(p) – Indebtedness of the Company

19 and One Half, LLC currently has a pre-development and acquisition loan in the principal amount of $375,000 and bearing a floating rate that is currently 8% per annum.

The predevelopment loan was made to the Company by Reinvestment Fund. It is anticipated that the pre-development loan will be repaid in full at the closing of construction financing, which is intended to be more or less simultaneous with the closing of the Offering, but may occur following the closing of the Offering. The Manager believes that the terms of the pre-development loan reflect market rates, though there can be no guarantee that is the case. For the avoidance of doubt, this predevelopment loan will not be repaid with proceeds of the Offering, but instead from the proceeds of that certain construction loan to be made by Reinvestment Fund to the Company. A copy of the loan documents will be made available to investors upon request, or at the discretion of the Manager, may be posted on the offering page at Commonowner.com.

Explanation for Investors

The indebtedness listed above is the Company's "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. Please note that it is anticipated that the pre-development loan will be repaid when the Company refinances upon the construction of the project. There will at all times likely be material indebtedness on the project.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years.
● Don't include money invested by the principals of the Company
● Don't include money you've borrowed from banks or other financial institutions
● Don't include credit card debt
● Third parties includes friends and family members
● Do include money you borrowed (not from banks or other financial institutions)
● Do not include this Regulation Crowdfunding Offering

The Company has not made any previous offerings of securities in the last three years.

Details of Previous Offering conducted by the Company

N/A

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
● Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
● Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Amount is $600,000, include only transactions that involved more than $30,000 each.
● Include only transactions between the Company and:
  o Anyone listed in your answer to question 227.201(b); or
  o Anyone listed in your answer to question 227.201(c); or
  o If the Company was organized within the last three years, any promotor you've used; or

18

○ Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or

○ Any corporation or other entity in which any of those people owns an interest.

The following fees are not paid by the Company to insiders, but from the Project Entity to Insiders, and as a result, may reduce available cash flow to the Company. They are being disclosed here in the interest of transparency:

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
RF TCI Manager LLC – Developer Fee (from Project Entity)	At construction closing	William B. Bradshaw, Daniela Rivero-Bryant	Manager, Member of Manager	$26,000
Timshel, LLC – Developer Fee (from Project Entity)	At construction closing	John Renner	Manager, Member of Manager	$60,000
Timshel, LLC – Deferred Developer Fee (from Project Entity)	During building operations	John Renner	Manager, Member of Manager	$96,000
RF TCI Manager, LLC – Asset Management Fee	During Operations (following construction	William B. Bradshaw,	Manager, Member of Manager	$5,000 per year

(from Project Entity)	completion & lease up)	Daniela Rivero-Bryant		
Parlor MM Member, LLC – Incentive Asset Management Fee (From Project Entity)	Annually years 2025 – 2029	John Renner	Manager of The Parlor MM LLC	Amounts set forth in section 5.08 of the Project Entity Operating Agreement.

§227.201(s) – The Company's Financial Condition

Liquidity

The Project Entity and the Company both have sufficient liquidity to deal with the Project Entity's current pre-development obligations and be in position for a construction financing closing in 2023. Parlor HTC Manager LLC has obtained a third-party accounting review of the financial status of the Company, which has been created specifically for this purpose. In addition, the Developer has secured a number of financing sources providing, debt, equity, state tax credit equity, grants, and low-interest loans to the Project Entity in order to satisfy the development funding requirements. Based on a review of the site conditions, review of the design and construction contract, and review of other factors unique to this deal, The Parlor MM, LLC, and RF TCI Manager, LLC believe that there are sufficient resources to complete the renovation of this project and put the Parlor building back in commerce in the manner conceived.

The Company acquired the site and completed much of the necessary pre-development work with a $375,000 loan from Reinvestment Fund.

Capital Resources

The Project Entity has the capital resources on hand to complete pre-development and be in position for a construction financing closing in 2023.

Historical Results of Operations

We have provided the limited historical results of operations for the Company, which was formed in 2023 for the exclusive purpose of acquiring an interest in the Project Entity. Those results include solely the costs to establish the Company, conduct preliminary pre-development activities, and no other costs whatsoever. However, the Project Entity has a detailed operating budget and schedule of development costs that has been initially prepared by the Developer, but then reviewed and adapted by Cohn Reznick LLP, one of the most experienced accounting firms in the country for projects of this type. Based on the opinion of the Developer, RF TCI Manager, LLC, and represented by the projections that Cohn-Reznick prepared, all parties believe that there are sufficient resources for this project to be completed as conceived. That said, there are any number of risks that could increase construction costs, or make this project perform in some way other than what is expected. Those include:

- Volatility in the construction market
- Availability of certain needed materials or building systems
- Availability of construction labor
- Acts of God including – extreme heat, rain/wind events, tornadoes, hurricanes, wildfires, earthquakes, etc.
- The potential for a global pandemic
- Ability to locate a tenant or tenants
- Unforeseen problems in the building
- Changes in building code or required construction practices
- Changes in interest rates, and more

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as Exhibit B: Financial State*ment*s

§227.201(u) – Disqualification Events

Explanation for Investors

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on commonowner.com). This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A company called North Capital Private Securities Corporation ran background checks on the members of the Manager of the Company (i.e., those covered by this rule). Common Owner reviewed the background checks and are satisfied that none of those covered by this rule are disqualified under the applicable regulations.

For the Company and the Project Entity, the answer is no, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track the Company's progress in raising money on the Offering page at CommonOwner.com

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and will share the report directly with our investors no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file any more annual reports. The Company will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors
This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

All investors should take care to read Exhibit A: Risks of Investing, prior to investing in the Offering.

§227.201(z) – Testing the Waters Materials

Company Instructions

Under SEC Rule 206 a company that is considering a Reg CF offering may solicit indications of interest, while under SEC Rule 241 a company that is considering some offering of securities but hasn't decided what type of offering may also solicit indications of interest. This is often referred to as "testing the waters."

If you have relied on Rule 206 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials.

If you have relied on Rule 241 to solicit indications of interest you must include a copy of any written materials you used and a written transcript of any audio/visual materials, but only for solicitations made within 30 days before your Reg CF Offering goes live.

Explanation for Investors
This item requires a Company to provide certain materials it has used to solicit indications of interest in its Reg CF Offering (i.e., to "test the waters") before the Offering became effective.

The Company did solicit indications of interest, pursuant to Rule 206, before this Offering became effective.

The documents listed during the solicitation of interest and before the site went live included the following items, all of which were made available through the Common Owner platform at https://commonowner.com/project/the-parlor-baltimore. Copies of such materials have been included in Exhibit E: "Testing the Waters" Materials including:

- Presentation deck, internally prepared, and made available on the Testing the Waters page on May 2, 2023.
- Video describing the deal, launched on July 14, 2023. A transcript of the video has been included herewith in the <u>Exhibit E</u> materials.
- "Testing the Waters" Offering Page, a PDF Printout, created within 30 days of the Offering becoming effective.

Risks of Investing

THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OF ALL OF YOUR MONEY. THE PURCHASE OF LLC MEMBERSHIP INTERESTS IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS. SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Purchasing LLC membership interests is not like that at all. The ability of the Company to pay you back depends on many factors, including some beyond our control. Nobody guarantees that you will receive any payments and you might lose some or all of your money.

Risks from Covid-19: As a result of the COVID-19 pandemic, the world economy suffered the sharpest and most severe slowdown since the Great Depression. Although some segments of the economy have recovered, others have not. Moreover, the recovery has been fueled by enormous deficit spending by the Federal government and historic actions by the Federal Reserve to provide liquidity. The lingering effects of COVID-19 and enacted monetary policies will affect the economy in a number of ways, both positively and negatively. Neither we nor anyone else knows for certain what long-term effects the pandemic will have on this business, if any.

Risks of Real Estate Industry: Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-8. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other Acts of God, some of which can be uninsurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; international crises. In the event of a downturn in the real-estate market, the Company might be unable to distribute cash to investors.

Real Estate Is an Illiquid Investment: Real estate is much harder to sell than, say, a publicly-traded stock. As a result, our ability to sell any property that we purchase could be relatively limited.

Distributions of Cash Flow are not Guaranteed: No individual or entity is guaranteeing that the Issuer will make any distributions of cash flow to the COMPANY, and by extension the Investors. This includes any "preferred return" or "priority return" scheduled to be distributed to the Investors. Investors can look solely to the value of the property and the success of the project for distributions.

Allocations of Profits, Losses, and Credits are not Guaranteed: No individual or entity is guaranteeing that the Project Entity will make any specific allocations of profits, losses, or tax credits to the Company, and by extension to the Investors. This includes any federal or state "historic tax credits" or "rehabilitation tax credits" anticipated to be distributed to the Investors. Investors can look solely to the depreciable basis of the property and its actual eligibility for and claim of tax credits for allocations.

Risks of Tax Credit Recapture are not Guaranteed Against: In some cases, the internal revenue service or state tax departments may "recapture" tax credits. No individual or entity is guaranteeing that any tax credits awarded to the project will not be recaptured in all circumstances. The Guaranty provided to Company by The Parlor MM is limited in nature and does not cover all potential reasons that could cause the tax credits to be recaptured.

At-risk Analysis: One of the tests that the IRS uses to determine that tax credit investors are investing in a true partnership is called the "at-risk analysis." This analysis tries to determine that the tax credit investors have true risk of loss given the nature and structure of the transaction, like any other equity investor in a real estate transaction. There is less information about how a Regulation CF raise relates to this at-risk analysis and whether the particular aspects of this deal are compliant with what the IRS expects to see. While The Parlor MM, LLC, the Company, RF TCI Manager, LLC, and others will use their professional experience and expertise to minimize any risk from at-risk analysis questions, they make no guarantees that it will not create an issue that causes a loss in this case.

Economic substance test: Another test for Federal Historic Tax Credit investors is called the economic substance test, which is largely a way of determining that the investment being made would make sense if the tax credits weren't part of the investment. While RF TCI Manager, LLC and its counsel both use an economic substance screen as part of the determination of pricing, those entities along with The Parlor MM, LLC, the Company, and others involved in the transaction cannot and expressly do not guarantee that the IRS will not challenge the economic substance test on this transaction.

Financing in Process but not finalized: Real estate projects like this one involve multiple sources that fund construction and development. Two of those sources of financing in this project are the Construction Loan and the State Historic Tax Credit Investment. Timshel has negotiated a construction loan from the Reinvestment Fund that is in the final stages of the closing process (launching and completing at least the minimum raise involved in this crowdfunding investment process is one of the final steps to close the construction loan), but that loan has not yet closed. There is some risk that for unforeseen circumstances, it does not close. In addition, the state historic tax credits are reserved for the Parlor project, and arrangements have been made to monetize the state historic tax credits in this transaction. But those funds are only made available until after the project is completed, and there is some risk that for unforeseen circumstances those funds never enter the project as expected.

Forbearance Agreement/Foreclosure Rights Agreement: A typical tax credit investor in a typical transaction of this nature would require any lender to the project to agree not to foreclose on the Project during the five-year recapture period, even in cases where the borrower/company defaulted under the applicable loan documents and security agreement. While The Parlor MM, LLC will attempt to negotiate a similar arrangement with the lenders for the Project Entity, there is no guaranty they will be able to do so, which increases your potential risk of recapture of the tax credits.

Historic Tax Credit "Safe Harbor": Revenue Procedure 2014-12 provides a so called "Safe Harbor" whereby the Internal Revenue Service will not challenge a Partnership's allocation of historic rehabilitation tax credits to its partners. While attempts have been made to comply with this Safe Harbor in the organizational structure of the Project Entity (including the Project Entity's relationship with the Developer), there is a possibility that the Internal Revenue Service could conclude that the allocation of historic rehabilitation tax credits does not comply with the safe harbor, resulting in a recapture of tax credits and drastically reducing Investor returns.

Inability to Use Tax Credits: Whether or not you are allocated tax credits by the Company, a variety of complex tax rules govern who may and may not claim or otherwise utilize tax credits, including without limitation "passive activity rules." Therefore, there is a possibility that the tax credits cannot be used against your income, based on the type of income you have, the amount of income you have, or for other reasons. These matters are difficult to explain and vary dramatically based on an individual's personal tax situation. YOU SHOULD CONSULT WITH A TAX PROFESSIONAL ABOUT THESE MATTERS. The Company, Project Entity, and Manger make no representation or guaranty whatsoever that you will be able to use any tax credits.

"Reasonableness Opinion": A typical tax credit investor in a typical transaction, might require a third-party appraisal or analysis of any related party fees to confirm such fees are reasonable compared to fees for non-tax credit projects and non-related party fees in the area. The Company and its investors will receive a general reasonableness report with respect to the amount of any related party fees (fees paid by the project to RF TCI Manager, the Developer, William Bradshaw, Daniela Rivero-Bryant, or John Renner or their affiliates). That opinion will not be obtained until the closing of construction financing, which is expected to be co-terminus with the end of this Offering.

Tax Opinion: A typical tax credit investor will receive a tax opinion from an attorney or law firm experienced in such matters, indicating that the credits should be available to be validly claimed by an investor. This Company will receive an opinion from a third party expert that the structure is compliant, but will not receive a third party tax opinion from counsel regarding the structure and that tax credits will be validly claimed.

Enforceability Opinion: A typical financing party in a commercial real estate transaction will receive an opinion from a law firm involved in such transaction and familiar and experienced with such matters indicating that the companies involved in the transaction are duly formed, validly existing, and in good standing and authorized to enter into various transactions and that the transaction documents are enforceable against such entity. You will not benefit from any such opinion and you acknowledge and agree you have not been represented by the attorneys of the Company, The Parlor MM, LLC, RF TCI Manager, LLC, the Company, or funding portal and you accept all risk resulting therefrom, including all risk that the documents will not be enforceable against any specific party, or in general.

Inadequacy of Collateral and Other Security for Issuer Debts: If the Company defaults on any of its debts, creditors will be repaid before you will receive any of your money back or any distributions or allocations. There is no assurance that the property will be worth enough to repay such debts and you may receive nothing.

Property Value Could Decrease: The value of the property could decline, perhaps significantly. Factors that could cause the value of property to decline include, but are not limited to:

- Changes in interest rates
- Competition from new construction
- Changes in national or local economic conditions
- Changes in zoning
- Environmental Contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property

● Incomplete or inaccurate due diligence

Construction Risks: The Company business plan involves major renovations of the property. Construction carries its own risks, with delays and cost overruns all too common. There is no guarantee that we will be able to complete the renovations on time and on budget.

Uninsured Losses: The company will carry insurance against certain risks, but some risks cannot be insured at affordable premiums, and there is no assurance that the insurance we carry will be adequate. A significant uninsured loss could cause the project to fail.

Incomplete Due Diligence: The Company engaged in what it believes to be satisfactory due diligence with respect to the property, but due diligence is as much an art as a science and there is no guaranty that our due diligence revealed all the information about the property. If the materials provided to the Company are inaccurate, for example, or if the due diligence process fails to detect material facts that impact the value determination, the Company could make mistakes in the underwriting process.

Inability to Foreclose: Investors own Units, which are limited liability company membership interests, not debt notes, of the Company and will have limited or no rights to "foreclose" or otherwise take control of the Company in an attempt to recover their investment.

Reliance on Management Team: Parlor HTC Manager, LLC is a small company, with a handful of principals. If a key member of the management team were to die, become seriously ill or leave the Manager, it could damage our prospects and our ability to make the expected distributions.

Subordination to Senior Lenders: The Company will give its lender(s) a mortgage on the project. If the Company went bankrupt, the lender(s) would be paid first (up to the value of their security), before any amounts are distributed to the Company and, thereafter, to the investors.

Liability for Personal Injury: As the owner of rental properties, the Company will face significant potential liability for personal injury claims, e.g., "slip and fall" injuries. Although the Company will carry insurance against potential liability, it is possible that a claim would be made in excess of the insurance coverage.

Casualty Losses: Fires, flooding, mold infestations, or other casualties could materially and adversely affect the project, even if the Company carries adequate insurance.

No Market for the Units; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Units in the Company:

(i) There will be no public market for the Units, meaning you could have a hard time finding a buyer.
(ii) Under the Company's Limited Liability Company Agreement, the Units may not be transferred without Parlor HTC Manager LLC's consent, which Parlor HTC Manager, LLC may withhold in its sole discretion.
(iii) Parlor HTC Manager LLC has the right to impose conditions on the sale of your Units, and these conditions might not be acceptable to you.
(iv) If you want to sell your Units, Parlor HTC Manager, LLC has a first right of refusal to buy them.

By law, you may not sell your Units unless they are registered under applicable securities statutes or the transfer is eligible for an exemption from registration.

Taking all of the above into account, you should plan to own your Units indefinitely.

Environmental Risks: Under Federal and State laws, moreover, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owners knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic, and could impair the Company's ability to distribute cash or allocate credits to the COMPANY and, indirectly, to the investors.

The Company Might Become Bankrupt: If the Company files for bankruptcy protection, the COMPANY and its investors could face significant delays and incur significant legal costs in enforcing their rights. Bankruptcy courts have broad powers to permit sale of a debtor's assets free of liens, to compel creditors to accepts amounts that are less than the balance due under the loan, and to permit the borrower to repay the loan over a term which may be substantially longer than the original term of the loan. All these factors may reduce the COMPANY's recovery and ultimately the amount paid to the investors.

The Company Has No Credit Rating from Moody's or Standard & Poor's: Credit rating agencies, notably Moody's and Standard & Poor's, assign credit ratings to issuers. These ratings are intended to help investors gauge the ability of the issuer to repay loans. Neither the Project Entity nor the Company have been rated by either Moody's or Standard & Poor's. Consequently, investors have no objective measure by which to judge the creditworthiness of the Project Entity or the Company.

Lack of Cash to Pay Tax Liability: An investor holding Units will generally be required to accrue (and pay tax on) pass-through income even if the Company fails to pay any distributions to the investor, leaving the investors out-of-pocket by the amount of tax.

Conflicts of Interest: Conflicts of interest could arise between the Project Entity and/or the Company and the investors. For Example:

- Principals of the Company have been, are, and will be engaged in other real estate projects in the same vicinity as this project, in effect competing with this project for buyers and tenants.

- An investor could want the principals of Parlor HTC Manager, LLC, the Project Entity, and/or the Company to spend more time and resources on this project, but they will simultaneously be pursuing a variety of other business activities.

Lack of Ongoing Information: While we will provide you with periodic statements concerning repayments with respect to the Units, you will not receive the same information you would from a public company.

No Registration Under Securities Laws: Neither the Company nor the Units will be registered with the Securities and Exchange Commission or the securities regulator of any state. Hence, neither the Company nor the Units are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Units are being offered pursuant to Regulation Crowdfunding, which does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as public offering of securities. Although we have tried to provide all the information we believe is necessary for you to make an informed decision, and we are ready to answer any questions you might have, it is possible that you would make a different decision if you had more information.

Breaches of Security: It is possible that our systems would be "hacked", leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Risks of Relying on Third Parties: The Company will engage third parties to provide essential services. If a third party the Issuer retains performs poorly or becomes unable to fulfill its obligations, the Company's business could be disrupted. Disputes between the Company and its third-party service providers could disrupt its business and may result in litigation or other forms of legal proceedings (e.g., arbitration), which could require us to expend significant time, money and other resources. We might also be subject to, or become liable for, legal claims by our tenants or other parties relating to work performed by third parties we have contracted with, even if we have sought to limit or disclaim our liability for such claims or have sought to insure the Company against such claims.

Change of Law Risk: The project is heavily dependent on the availability of historic tax credits. While efforts were made in the structuring of this project, including but not limited to all efforts taken to comply with the applicable safe harbors, to qualify for these various incentive programs, there is a risk that the project may be disqualified from one or more of these programs, causing the tax credits to be recaptured. Further, a future change in law or regulations could cause recapture of the tax credits or otherwise negate or disqualify state or Federal tax incentives upon which the project is dependent or cause unforeseen tax outcomes to the investors.

Additional Tax Obligations: In certain circumstances, investment in tax-advantaged entities can create a tax obligation on the investing parties. In those cases, as is the case in this deal, the project is expected to provide a distribution to cover this tax obligation, but there is some risk that such an obligation will be created, and that funds will not be available at the project entity to cover it.

Inability to Control Expenses: Market forces and competition will limit the amount of rent the Company can charge. Hence, the success of the project depends to a large extent on the ability of the Company to anticipate, control, and limit expenses. Many expenses will be outside the control of the Company.

Lower-Than-Expected Occupancy Levels and/or Rents: There is no guaranty that the project will achieve or sustain the occupancy or rent levels anticipated by The Parlor MM's financial models. For example, a deterioration in general economic conditions could put downward pressure on rents and occupancy levels, or prevent the Issuer from raising rents in the future. Competition, especially from newer buildings with greater amenities, could have the same effect.

Non-Paying Tenants: Some tenants might simply refuse to pay rent. Others might experience financial difficulties that makes it impossible to pay rent. Although the Company would ultimately have the legal right to evict a non-paying tenant and recover its damages, eviction proceedings can be long and expensive and if the tenant is unable to pay rent it is unlikely the Company could recover the damages due.

Need for Additional Capital: The project might require more capital, whether to finance cost overruns, to pay for improvements, to cover cash flow shortfalls, or otherwise. There is no assurance that additional capital will be available at the times or in the amounts needed, or that, if capital is available, it will be available on acceptable terms. For example, if capital is available in the form of a loan, the loan might bear interest at very high rates. If capital is available in the form of equity, the new investors might have rights superior to those of the Company, or they might purchase their equity interests at a lower price than the Company, thereby "diluting" the investors.

Construction Loan and State Historic Tax Credit Closing: The Project Entity has not yet closed its construction loan, nor has it closed it State HTC Investment. While the managers of the Project Entity are confident, they will do so, based on negotiations with construction lenders and HTC Investors to date, there is a risk that the construction loan or state HTC investment may not close, delaying construction, perhaps indefinitely. This could cause significant losses for investors in the offering.


THE FOREGOING ARE NOT NECESSARILY THE ONLY RISKS OF INVESTING.

PLEASE CONSULT WITH YOUR PROFESSIONAL ADVISORS.


Investment Agreement

THE PARLOR FEDERAL HISTORIC INVESTOR, LLC

INVESTMENT AGREEMENT

This is an Investment Agreement, entered into on _____, by and between The Parlor Federal Historic Investor, LLC, a Delaware limited liability company (the "Company"), and _____ ("Purchaser").

Background

Purchaser wishes to purchase equity securities issued by the Company through www.commonowner.com (the "Site").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. **Purchase of Securities**. Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a limited liability company membership interest denominated as _____ "Shares" for _____ the "Shares."

3. **Right to Cancel**. Once you sign this Investment Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Site. For example, you generally have the right to cancel (i) up to forty-eight (48) hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. We have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Promises**. You promise that:

   5.1. **Accuracy of Information**. All the information you have given to us, whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages including, but not limited to, our legal fees and expenses.

   5.2. **Review of Information**. You have read and understand the Disclosure Document and all of its Exhibits, including the LLC Agreement.

5.3.   **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting the above statement, you have reviewed and understand all the risks listed in the Educational Materials at the Site and in the Disclosure Document.

5.4.   **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.5.   **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company through the communications channels on the Site. All your questions have been answered to your satisfaction.

5.6.   **Your Legal Power to Sign and Invest**. You have the legal power to sign this Investment Agreement and purchase the Shares.

5.7.   **No Government Approval**. You understand that no state or federal authority has reviewed this Investment Agreement or the Shares or made any finding relating to the value or fairness of the investment.

5.8.   **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.9.   **Tax Treatment**. We have not promised you any particular tax outcome from buying or holding the Shares.

5.10.   **Acting On Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

5.11.   **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" them.

5.12.   **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.13.   **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

5.14.   **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our attorney, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.15.   **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.16.   **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

5.17. **Enforceability**. This Investment Agreement is enforceable against you and us in accordance with its terms.

5.18. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Materials.

5.19. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.20. **Notification**. If you discover at any time that any of the promises in this Section 5 are untrue, you will notify us right away.

5.21. **Non-U.S. Investors**. If you are not a citizen or permanent resident of the United States, you represent that neither the offering nor the sale of securities by the Company will violate any laws of the jurisdiction where you live, and that the Company is not required to register with or seek the consent of any governmental authority in such jurisdiction.

5.22. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.22.1. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.22.2. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.23. **Entity Investors**. If Purchaser is a legal entity, like a corporation, partnership, or limited liability company, Purchaser also promises that:

5.23.1. **Good Standing**. Purchaser is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.23.2. **Other Jurisdictions**. Purchaser is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Purchaser.

5.23.3. **Authorization**. The execution and delivery by Purchaser of this Investment Agreement, Purchaser's performance of its obligations hereunder, the consummation by Purchaser of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

5.23.4. **Investment Company**. Purchaser is not an "investment company" within the meaning of the Investment Company Act of 1940.

      5.23.5. **Information to Investors**. Purchaser has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Materials, this Investment Agreement, and other written information that the Company has approved in writing in advance.

      5.23.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Purchaser's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Purchaser has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Purchaser. To the best of Purchaser's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6.   **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the principal amount outstanding.

7.   **Execution of LLC Agreement**. By signing this Investment Agreement you are also signing the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink. This Investment Agreement may be executed in one or more counterparts.

8.   **Governing Law**. Your relationship with us shall be governed by Delaware law, without taking into account principles of conflicts of law.

9.   **Arbitration**.

    9.1.   **Right to Arbitrate Claims**. If any kind of legal claim arises between us as a result of your purchase of the Shares, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the LLC Agreement will be handled in the manner described in the LLC Agreement.

    9.2.   **Place of Arbitration; Rules**. All arbitration will be conducted in New Orleans, Louisiana unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award**. Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award**. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

11. **Notices**. All notices between us will be electronic. You will contact us by email at will@reimaginefund1.com. We will contact you by email at the email address you provided at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. **Miscellaneous Provisions**.

14.1. **No Transfer**. You may not transfer your rights or obligations.

14.2. **Right to Legal Fees**. If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings**. The headings used in this Investment Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements**. This Investment Agreement is the only agreement between us relating to your purchase of Shares.

14.5. **Electronic Signature**. You will sign this Investment Agreement electronically, rather than physically.

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.

_____
Signature

_____
Second Signature (Joint Accounts Only)

_____
Name

Exhibit C

Organizational Chart

The Parlor Project Deal Structure
Organizational Chart


Reimagine Development Partners, LLC
Managing Member
100% Owner
RF TCI Manager, LLC
Member Manager
99% Owner
John Renner
Member Manager*
1% Owner
Parlor HTC Manager, LLC
Non-Member Manager
Investors
(2% RF TCI Manager,
98% To Be Identified)
Members
Ownership: 100%
Timshel, LLC
Managing Member
Ownership: 40%
Investor
Member
Ownership: 60%
The Parlor Federal Historic Investor, LLC
(Issuer)
Managing Member
Up to 94% Owner
Parlor MM, LLC
Member
No less than 6% Owner
19 AND ONE HALF, LLC
(The Project Entity)

Notes-
* Parlor HTC Manager LLC management responsibilities assigned per management task.

Financial Statements

THE PARLOR FEDERAL HISTORIC INVESTOR LLC.

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

AND

FINANCIAL STATEMENTS

MAY 31, 2023

TABLE OF CONTENTS

- **Bradford Jackson, CPA PLLC**
  - **Proactive Engagement**
  - **Technical Expertise**
  - **Entrepreneurial Outlook**

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Parlor Federal Historic Investor LLC
Dover, Delaware

We have reviewed the accompanying balance sheet of The Parlor Federal Historic Investor LLC. as of May 31, 2023, and the related statements of income and retained earnings and cash flows for the month then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

BRADFORD JACKSON, CPA PLLC

BRADFORD JACKSON, CPA PLLC
June 15, 2023


THE PARLOR FEDERAL HISTORIC INVESTOR LLC. BALANCE SHEET

MAY 31, 2023


ASSETS

Cash and cash equivalents	-
TOTAL ASSETS	**$0.00**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Current Liabilities	-
Total Current Liabilities	**$0.00**
Total Liabilities	**$0.00**

Member's Equity

Opening Balance Equity	0.00
Member's Investment	587.00
Retained Earnings	0.00
Net Income /(Loss)	(587.00)
Total Member's Equity	**$0.00**
Total Liabilities and Member's Equity	**$0.00**

See independent accountants' review report and notes to financial statements.

4

THE PARLOR FEDERAL HISTORIC INVESTOR LLC STATEMENT OF INCOME AND MEMBER'S EQUITY
AS OF MAY 31, 2023

Net sales	-
Gross profit	-
Startup Expenses	**438.00**
Registration Fees	**149.00**
Total Expenses	**587.00**
Member's Equity, May 1, 2023	-
Member's Distribution	**-**
Member's Equity, May 31, 2023	-

THE PARLOR FEDERAL HISTORIC INVESTOR LLC. STATEMENT OF CASH FLOWS
AS OF MAY 31, 2023

Cash flows from operating activities: Net loss	(587.00)
Adjustments to reconcile net income to net cash provided by operating activities.	-
Cash flows from investing activities:	
	-
Cash flows from financing activities: Member's Equity, net	-
Member distributions	587.00
Net Cash Provided by Financing	587.00
Net change in cash	-
Cash at beginning of period	0.00
Cash at end of period	0.00

THE PARLOR FEDERAL HISTORIC INVESTOR
LLC NOTES TO FINANCIAL STATEMENTS
AS OF MAY 31, 2023

Note 1 – Summary of Significant Accounting Policies

Organization and operations

The Parlor Federal Historic Investor LLC. was organized in May 2023 pursuant to the laws of the State of Delaware. The company is engaged in redeveloping the Parlor building at 108 W. North Avenue in Baltimore City, Maryland.

Basis of accounting

The financial statements of the Company are prepared in accordance with generally accepted accounting principles which require the use of management estimates. Income and expenses are reported on an accrual basis, and accordingly income is recognized when earned and expenses are recognized when incurred.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of twelve months or less at the date of acquisition to be cash equivalents.

Income taxes

The Company is a partnership. Therefore, the Company's federal taxable income or loss is passed through to the individual partners. The Company believes that it has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The Company's income tax returns remain subject to examination by major tax jurisdictions for three years after they are filed.

THE PARLOR FEDERAL HISTORIC INVESTOR LLC NOTES TO FINANCIAL STATEMENTS AS OF MAY 31, 2023

Note 2 – Subsequent Events

Management has evaluated subsequent events through June 15, 2023, the date that the financial statements were available to be issued.

"TESTING THE WATERS" MATERIALS



View more photos

The Parlor

Baltimore City, MD

Reg CF

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform. Any indication of interest involves no obligation or commitment of any kind. Investment involves a high degree of risk, you should be prepared to lose some or all of the money you invest. Do not invest more than you can afford to lose. Any estimated results of future operations are just that, estimates. They are based on current conditions and our assumption of future events and, as such, are subject to change. The actual result of any investment is likely to differ from these estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in such estimates and investors should not give them undue weight.

Project Issuer



William Bradshaw
The Parlor Federal Historic Investor, LLC

$99k - $191k in potential investor interest*

Offering Details | Updates 0

About The Project

The Parlor is a late 19th century townhome located in the Charles North neighborhood and Station North Arts District of Baltimore City, near Baltimore Penn Station and the Maryland Institute College of Art (MICA). The building's main entry faces the 100 block of W. North Avenue, perhaps the most significant east-west arterial in Baltimore City, and a major addition fronts W. 19 ½ Street - Baltimore's legendary Graffiti Alley. The property operated as a funeral parlor from 1914 to 2021, but the previous owner neglected basic maintenance and allowed much of the structure to fall into a state of disrepair. A full renovation is needed to make the building habitable, an effort that will be undertaken as a certified historic rehabilitation project.

At the urging of the Central Baltimore Partnership (CBP), a non-profit organization that focuses on neighborhood revitalization, Timshel acquired the property in mid-2022. CBP identified this property as critical to the ongoing renaissance of Station North and provided Timshel with a $250,000 grant to help with acquisition costs. Timshel and the CBP are collaborating on temporary programing, leasing, and certain aspects of the financing.

Working with the CBP, Charles North Neighborhood Association, and other community partners, goals for the project have been established: Enhance North Avenue, activate Graffiti Alley, and provide creative workspace in the heart of the Station North Arts District. The development program includes artist studios, offices, and a restaurant/bar.

The Parlor is in the geographic center of Baltimore City and within easy walking distance from Motor House, Baltimore Penn Station, MICA, University of Baltimore, Church Bar, Sophomore Coffee, Clavel, Royal Blue, Dutch Courage, Alma Cocina, and much more.

The project team is working towards a summer 2023 finance closing and construction start. In the meantime, the Parlor is hosting a variety of temporary programming including art exhibitions, films, pop-up retailers, and live performances.

Highlights

- Address: 108 W. North Avenue, Baltimore MD 21201
- Program: Offices, art studios, restaurant/bar
- Size: 9,050 square feet
- Total Cost: $2.55 million
- Estimated Closing: June/July 2023
- Estimated Completion: Q1/Q2 2024
- Developer: Timshel, LLC

View the parlor website here.

About the Developer



John Renner



Timshel is a real estate advisory and development company created by John Renner in June 2021. John has nearly 20 years of real estate development experience at some of the area's leading companies including The Bozzuto Group and Cross Street Partners (CSP). Since its formation, Timshel has focused exclusively on historic buildings in Central Baltimore, advising Penn Station Partners (PSP) on the Baltimore Penn Station redevelopment and the Central Baltimore Partnership on 405-417 E. Oliver Street ("Area 405"). Prior to forming Timshel, Renner led the real estate development practice at CSP for 10+ years, where he completed major historic preservation projects such as the Hoen Lithograph Building, Lion Brothers Building, and Hebrew Orphans Asylum. Prior to joining CSP, Renner worked on affordable and market-rate housing in the D.C. area, NYC, and Rwanda.

John has a master's degree in City & Regional Planning from the University of California, Berkeley, and a BA in Cultural Anthropology from Bates College. He co-chairs the Urban Land Institute's Revitalization & Reuse Council, sits on the board of directors for Preservation Maryland and Intersection of Change, and graduated from Leadership Maryland class of 2017.

Timshel means "thou mayest" or "freedom to" in Hebrew. The word was popularized in the U.S. by East of Eden, a John Steinbeck novel; it also has longstanding special significance in the Renner family. In the context of his new business, John wants to give clients the "freedom to" focus on what they do best by handing off the intricacies, demands on staff, and steep learning curve of real estate project management to him, while ensuring their vision, finances, and schedules are effectively managed. John is also seeking the "freedom to" choose the projects he works on and deepen his volunteer commitment to various non-profits and neighborhood groups.

About the Neighborhood

The Parlor is in the Station North Arts District and Charles North neighborhood, one of the most socioeconomically and racially diverse areas of Baltimore City. Activation of the Parlor's north side will help link Old Goucher and Koreatown to North Avenue and the Jones Falls Valley. This area has numerous bars, restaurants, music venues, and theaters along with shops that sell vinyl, artist supplies, and art books. The ongoing redevelopment of Penn Station and the planned revitalization of North Avenue Market will provide additional amenities and entertainment venues. Events such as Artscape, the Station North Holiday Market, and Charles Street Promenade keep Central Baltimore buzzing with activity.

The History of the Building

108 W. North Avenue was built as a grand single-family residence in 1878 when North Avenue was known as Boundary Avenue. This wide boulevard served as the northern boundary of the City of Baltimore until 1889. In the earliest years of development, large houses and institutions were built on what was the outskirts of town, but as the city quickly grew, development shifted to commercial establishments including anchors such as the Parkway Theater and North Avenue Market. The principal resident of 108 W. North was Samuel Hyde, a corn packer.

After Hyde's death, the property was sold to Stewart & Mowen, funeral directors with two existing locations in Baltimore. After purchasing 108 W, North Avenue in 1914, Stewart & Mowen converted the building to house an undertaking establishment on the first floor and apartments on the upper levels. They also extended the rear of the building to cover the entirety of the lot, erecting a brick garage that was used for hearse parking and processing bodies.

After Stewart & Mowen ceased operations in 1984, 108 W. North continued to serve the community as a funeral parlor until 2021, most recently as the Ronald Taylor II Funeral Home. It is not possible to fully imagine the grief, celebration of life, and healing that occurred within these walls during its 100+ year history as a funeral home.

The building was added to the National Register of Historic Places in 2002 as a contributing structure to Baltimore's North Central Historic District.

Project Team

- Architect: Present Company
- Historic Advisor: EHT Traceries
- MEP Engineer: Alban Engineering
- Structural Engineer: Skarda
- General Contractor: TrueBuilt
- Real Estate Counsel: Ballard Spahr
- Tax Counsel: DLA Piper

Documents

The Parlor Pitch Deck.pdf

Comments & Questions

Post a Comment

No comments have been posted on this project.

The Parlor

A tax-advantaged project converting a historic funeral parlor
in Baltimore, MD into creative workspace, offices and a restaurant/bar.



An equity investment opportunity anticipated to generate Historic Tax Credits issued by The Parlor Federal Historic Investor, LLC

Disclaimers and Disclosures

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. This document and the referenced offering page is for gauging interest only, and is not currently accepting investments. No money or other consideration is being solicited, and if sent or committed, will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and then, only through Common Owner's platform. Any indication of interest involves no obligation or commit- ment of any kind. Investment involves a high degree of risk, you should be prepared to lose some or all of the money you invest. Do not invest more than you can afford to lose. Any estimated results of future operations are just that, estimates. They are based on current conditions and our assumption of future events and, as such, are subject to change. The actual result of any investment is likely to differ from these estimates, possibly by a large amount. Neither we nor anyone else guaranties the results reflected in such estimates and investors should not give them undue weight.

By accepting receipt of this presentation, you understand the material herein is provided for informational purposes only and should not be construed as investment advice nor an offer or solicitation to buy or sell securities.

Any description of terms set forth herein are only a summary of certain terms and are not intended to be complete and are qualified in their entirety by offering documents, subscription documents and other constituent documents of the applicable investment (together, "Investment Documents").

This information has been prepared without regard to any particular person's investments objectives or financial situation. This information constitutes neithera recommendation to enter a particular transaction nor a representation that an investment is suitable or appropriate for you. This information should not be relied upon to make any investment decisions whatsoever. Any discussion of risks contained herein should not be considered to be a disclosure of all risks or a complete discussion the risks. You should not enter into any transactions whatsoever unless you have fully understood all risks and independently determined such a transaction is appropriate for you. You should carefully review the Investment Documents and any supplements thereto for a complete description of all information prior to investing. You should consult your own legal, tax and financial advisers concerning any investment and risks before investing.

This presentation may contain "forward-looking statements" within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as : "anticipate", "goal", "believe", "expect", "likely", "may", "should", "will" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward- looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.

Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made in this presentation is based only on currently available information and speaks only as of the date on which it is made.

The Parlor Federal Historic Investor, LLC does not undertake the obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. The Parlor Federal Historic Investor, LLC has no liability whatsoever to you or any person resulting from the use of the information in this presentation or for any omissions.

This presentation is not, and under no circumstances shall it be construed as an advertisement, general solicitation or a public offering of securities. The Parlor Federal Historic Investor, LLC has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and, accordingly, may not be offered, sold, pledged or otherwise transferred, directly or indirectly, within the United States (or to, or for the account or benefit of, U.S. Persons), except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

An equity investment opportunity anticipated to generate Historic Tax Credits issued by The Parlor Federal Historic Investor, LLC

The Parlor Invesment Offering

~$311,000 in federal historic tax credits estimated to be generated by the project.

Tax credits are offered for **~$266,000**
(each tax credit costs $0.86
and offsets $1 worth of tax liability)

$2,500 minimum investment.

Investors are expected to receive **annual returns** from tax credits, cash flow distributions and ultimate sale of the investors' interest/investment.

An equity investment opportunity anticipated to generate Historic Tax Credits issued by The Parlor Federal Historic Investor, LLC

Project Details

theparlorbaltimore.com
@the_parlor_baltimore

Located at
108 W. North Avenue
Baltimore City, MD

A 19th Century townhouse
alongside Baltimore's
legendary Graffiti Alley



Site background

The historic 4-level townhouse sits in a unique spot within the Charles North neighborhood, which is also part of the Station North Arts District in the City of Baltimore. Its main entry faces the 100 block of W. North Ave., and a major addition fronts W. 19 ½ Street - Baltimore's legendary Graffiti Alley.

The building operated as a funeral parlor from 1914 to 2021, and the lack of basic maintenance over a century allowed most of the structure to fall into a state of disrepair.

The property was acquired in march of 2022 by 19 And One Half LLC, which is an afiiliate of Timshel LLC, both Maryland limited liabaility companies.

Redevelopment plan

19 And One Half LLC created a redevelopment program in collaboration with key community partners. The plan to create 6,440 sq. ft of mixed-use rental space involves completing the design, permiting and financing processes, starting construction and renovating the building following historic preservation standards.

The initial redevelopment program includes:

- ⊠ 3,000 sq. ft. Restaurant/Bar space on the Main Level and Attached Garage
- ⊠ 1,240 sq. ft. of Creative Workspace on Level 2
- ⊠ 2,200 sq. ft. of offices on Levels 3 and 4

Project Timeline



	2023-Q2	2023-Q3	2023Q4	2024Q1	2024Q2...	2029Q3
- Pre-development, Financing						
- Construction						
- Start occupancy						
- Partnership Flip- End of FHTC compliance						

An equity investment opportunity anticipated to generate Historic Tax Credits issued by The Parlor Federal Historic Investor, LLC

Financial Projections

Expected Total Cash Flow to Tax Credit Investors

	Y0	Y1	Y2	Y3	Y4	Y5	Y6	Total benefits by source
	Construction Period							
Tax Credit Investment	$(267,546)							$ (267,546)
Tax Credits			$ 60,976	$ 60,976	$ 60,976	$ 60,976	$ 60,976	$ 304,878
Pref. Return		$ 5,244	$ 5,244	$ 5,244	$ 5,244	$ 5,244	$ 5,244	$ 31,463
Cash Flow			$ 16,385	$ 16,454	$ 5,726	$ 6,909	$ 8,132	$ 53,596
Partnership Flip[1]							$ 26,220	$ 26,220
Total yearly benefits	$(267,546)	$ 5,244	$ 82,605	$ 82,675	$ 71,935	$ 73,129	$ 100,571	$ 148,611

Notes

1- `Partnership Flip' is the payment tax credit equity investors receive when the managing member liquidates the tax credit investment by transferring the tax credit ownership interest to the Developer at the end of year 6 (after the HTCs are exhausted).

Example- Investor A

Profile & Expected Returns

Example scenario- Investor A

Total Available Tax Credit Equity investment: $267,546

A's investment in tax credit equity	**$2,500**
Percent of total tax credit equity	0.93%

Expected cashflow to Investor A

	Y0 Investment (Construction Period)	Y1	Y2	Y3	Y4	Y5	Y6	Total benefits by source
Tax Credit Investment	$ (2,500)							$ (2,500)
Federal Tax Credits			$ 570	$ 570	$ 570	$ 570	$ 570	$ 2,850
Cashflow + Partnership Flip[1]		$ 49	$ 202	$ 203	$ 102	$ 114	$ 370	$ 1,040
Total yearly benefits	$ (2,500)	$ 49	$ 772	$ 773	$ 672	$ 683	$ 940	$ 1,390

Notes

1- `Partnership Flip' is the payment tax credit equity investors receive when the managing member liquidates the tax credit investment by transferring the tax credit ownership interest to the Developer at the end of year 6 (after the HTCs are exhausted).

Disclaimers/Disclosures

This presentation contains "forward-looking statements" within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.

Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made in this presentation is based only on currently available information and speaks only as of the date on which it is made. The Parlor Federal Historic Investor, LLC undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. The Parlor Federal Historic Investor, LLC has no liability whatsoever to you or any person resulting from the use of the information in the presentation or for any omissions.

Example- Investor B

Profile & Expected Returns

Example scenario- Investor B

Total Available Tax Credit Equity investment:	$267,546
B's investment in tax credit equity	**$ 10,000**
Percent of total tax credit equity	3.74%

Expected cashflow to Investor B

	Y0 Investment (Construction Period)	Y1	Y2	Y3	Y4	Y5	Y6	Totals by source
Tax Credit Investment	$ (10,000)							$ (10,000)
Federal Tax Credits			$ 2,279	$ 2,279	$ 2,279	$ 2,279	$ 2,279	$ 11,395
Cashflow + Partnership Flip[1]		$ 196	$ 808	$ 811	$ 410	$ 454	$ 1,480	$ 4,159
Total yearly benefits	$ (10,000)	$ 196	$ 3,087	$ 3,090	$ 2,689	$ 2,733	$ 3,759	$ 5,554

Notes

1- `Partnership Flip' is the payment tax credit equity investors receive when the managing member liquidates the tax credit investment by transferring the tax credit ownership interest to the Developer at the end of year 6 (after the HTCs are exhausted).

Disclaimers/Disclosures

This presentation contains "forward-looking statements" within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.

Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made in this presentation is based only on currently available information and speaks only as of the date on which it is made. The Parlor Federal Historic Investor, LLC undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. The Parlor Federal Historic Investor, LLC has no liability whatsoever to you or any person resulting from the use of the information in the presentation or for any omissions.

Example- Investor C

Profile & Expected Returns

Example scenario- Investor C

Total Available Tax Credit Equity investment:	$267,546
C's nvestment in tax credit equity	**$100,000**
Percent of total tax credit equity	37.38%

Expected cashflow to Investor C

	Y0 Investment (Pre-development & Construction)	Y1	Y2	Y3	Y4	Y5	Y6	Totals by source
Tax Credit Investment	$(100,000)							$(100,000)
Federal Tax Credits			$ 22,791	$ 22,791	$ 22,791	$ 22,791	$ 22,791	$ 113,953
Cashflow + Partnership Flip[1]		$ 1,960	$ 8,084	$ 8,110	$ 4,096	$ 4,542	$ 14,800	$ 41,593
Total yearly benefits	$ (100,000)	$ 1,960	$ 30,875	$ 30,901	$ 26,887	$ 27,333	$ 37,590	$ 55,546

Notes

1- `Partnership Flip' is the payment tax credit equity investors receive when the managing member liquidates the tax credit investment by transferring the tax credit ownership interest to the Developer at the end of year 6 (after the HTCs are exhausted).

Disclaimers/Disclosures

This presentation contains "forward-looking statements" within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.

Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statement made in this presentation is based only on information currently and speaks only as of the date on which it is made. The Parlor Federal Historic Investor, LLC undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise. No warranty, express or implied, is made as to the accuracy, sufficiency or completeness of the information herein. The Parlor Federal Historic Investor, LLC has no liability whatsoever to you or any person resulting from the use of the information in the presentation or for any omissions.

Development Team







Timshel, LLC
19 And One Half LLC

Timshel, LLC, a Maryland Limited Company, is a real estate advisory and development company created by John Renner in June 2021.

Since its formation, Timshel, LLC has focused exclusively on historic buildings in Central Baltimore, advising Cross Street Partners (CSP) on the Baltimore Penn Station Redevelopment and the Central Baltimore Partnership on 405-417 E. Oliver Street ("Area 405").

Prior to forming Timshel, LLC, Renner led the real estate development practice at CSP for 10+ years, and he worked on affordable and market-rate housing in the D.C. area, NYC, and Rwanda.

The Parlor is Timshel's first owner/developer project, being developed through its affiliate 19 And One Half LLC.

RF TCI Manager, LLC

RF TCI Manager, LLC is a Louisiana Limited Liability Company created by Will Bradshaw and Daniela Rivero Bryant to provide management services to projects that engage in HTC-related projects. Through a contract with The Parlor Federal Historic Investor, LLC (The Parlor FHI, LLC) RF TCI Manager, LLC will oversee the performance and compliance of the tax credit investments of The Parlor FHI, LLC during the tax credit compliance period. RF TCI Manager, LLC is not only a service provider, they will be a co-investor (2%) in The Parlor FHI, LLC.

RF TCI Manager's Principals Bradshaw and Rivero Bryant have over 40 years combined experience in real estate and community development and are on the faculty of Tulane University.

RF TCI Manager, LLC is an affiliate of the Reimagine Fund, LLC, a Louisiana Limited Liability Company formed by Bradshaw and Rivero Bryant to educate U.S. taxpayers and real estate developers about using Historic Tax Credits to benefit community revitalization through real estate development, and how taxpayers can use money they were going to pay in taxes to invest in real estate.

An equity investment opportunity anticipated to generate Historic Tax Credits issued by The Parlor Federal Historic Investor, LLC

Current Ownership Structure



Deal structure while Federal Tax Credit Investors participate in the project
(5-year historic tax credit compliance period starting when construction is complete)



An equity investment opportunity anticipated to generate Historic Tax Credits issued by The Parlor Federal Historic Investor, LLC

Expected Ownership Structure at Partnership Flip


Federal Historic Tax Credit Investors
The Parlor Federal Historic Investor, LLC
10% owner after 5-year tax credit compliance period.
19 And One Half LLC
Entity that owns the building and will be responsible for the development.
Timshel, LLC
The Parlor MM, LLC
90% owner after compliance.
Lender(s)

An equity investment opportunity anticipated to generate Historic Tax Credits issued by The Parlor Federal Historic Investor, LLC

**Scan to learn more about
investing in the project**



**Contact us to learn about
tax-advantaged investments**

will@reimaginefund1.com
daniela@reimaginefund1.com

The following is the transcript from a video included in the "Testing the Waters" information for this offering.

X Speaker 1: Do you live in Baltimore? Do you care about the Station North Arts District?
X Speaker 2: If you said yes to either of these questions, we have an opportunity for you to make a real estate investment with money you would already be paying in income taxes and support a redevelopment project in this (Baltimore) community.
X Speaker 1: We are the Reimagine Fund and THIS is the Parlor!…

X Originally built in 1878, this historic building has been a grand single-family residence, apartments, and served the community as a funeral parlor up until 2021.
X Speaker 2: The Parlor's location in Baltimore's legendary Graffiti Alley creates a creative workspace for the community at the heart the Station North Arts District.

Speaker 1: Our partner and Baltimore-based developer, John Renner, plans to convert the space into artist studios, creative offices, and a restaurant bar.
Speaker 2: John's company, Timshel (LLC) and the Reimagine Fund are bringing YOU the opportunity to invest in this project.
Speaker 1: Using money you were already going to have to pay in income taxes, everyday taxpayers like you can invest in the Parlor with as little as $2,500.
Speaker 2: As an investor, you're eligible (should) to receive 5 years of Federal HTCs. The goal of HTCs is to reduce income taxes on a dollar for dollar basis.
Speaker 1: The FHTCs you receive should ultimately exceed your initial investment at the end of 5 years. But it's not just the FHTCs that benefit investors like you. Individuals that have invested in the Parlor will also own a portion of the building and can receive cashflow based on the operation of the building.
Speaker 2: And after the 5 years are up, investors have the option to sell their investments/ownership/shares of the building
Speaker 1: If this is an investment opportunity that you're interested in or want to lean more about, please visit the Parlor's offering page on Common Owner or click the link provided in the caption below.